FORM 6 - K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934


                                As of 02/28/2006



                                  Ternium S.A.
                 (Translation of Registrant's name into English)


                                  Ternium S.A.
                     46a, Avenue John F. Kennedy - 2nd floor
                                L-1855 Luxembourg
                               (352) 4661-11-3815
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

                           Form 20-F _X_  Form 40-F ___

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

                               Yes ___  No _X_


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
                                 Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.'s press release announcing its results for the fiscal year ended December 31, 2005.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  TERNIUM S.A.


By: /s/ Roberto Philipps                       By: /s/ Daniel Novegil
    --------------------                           ------------------
Name: Roberto Philipps                         Name: Daniel Novegil
Title: Chief Financial Officer                 Title: Chief Executive Officer


Dated: February 28, 2006

          Ternium Announces Fourth Quarter and 2005 Results

    LUXEMBOURG--(BUSINESS WIRE)--Feb. 28, 2006--Ternium S.A. (NYSE:TX) announced today its results for the quarter and year ended December 31, 2005.
    The financial and operational information contained in this press release is based on combined consolidated financial statements prepared in accordance with International Financial Reporting
Standards (IFRS) and presented in U.S. dollars.

    Summary of 2005 Fourth Quarter Results

    --  Net sales of US$1.5 billion.

    --  Operating income of US$367.0 million, or 25% of net sales.

    --  EBITDA(a) of US$489.7 million, or 33% of net sales.

    --  Net income of US$168.7 million.

    --  Shipments of 2.1 million tons.

    Ternium's 2005 fourth quarter performance reflects continued strong global steel demand, especially from emerging economies. In addition, many of the core markets for Ternium's products exhibited increased growth rates, while prices have remained stable at healthy levels.
    The 2005 fourth quarter is the first period that fully consolidates Hylsamex's performance. As such, Ternium's revenue increased substantially due to Hylsamex's valued added offerings, which command better prices. Ternium completed a reorganization of Hylsamex that is already generating significant permanent costs savings for the Company. Ternium also started capturing substantial operating synergies by processing Sidor-produced slabs at Hylsamex into value added products that are being sold in the North America region.
    Iron ore cost in the Central & South America operations rose during the quarter following the increase in international reference prices, although the effective increase was less since the increase for Sidor was negotiated in November and therefore did not affect 2005. The North America operation was not affected by the increase in reference iron ore prices since all of its iron ore needs are covered by Hylsamex's proprietary mines.

    (a) EBITDA equals operating income plus depreciation, amortization and other non cash transactions

    Market Background and Outlook

    Steel demand in our primary markets was strong in 2005, achieving growth rates above the world average, a pace that is expected to continue this year. Latin American economies continue to enjoy high commodity prices, low international interest rates and decreasing country risk premiums. The economic trends are expected to remain favorable in our regional markets in 2006, with GDP and international trade expected to grow at above historical averages.
    Steel prices are expected to remain stable in 2006, while the Central & South America operations are expected to experience higher prices for iron ore, as the price increase agreement negotiated by Sidor in November 2005 will affect its production cost.

    Production

    During the quarter, the mills under Ternium's control produced a consolidated 2.4 million tons of crude steel, of which 1.9 million tons were slabs and 0.5 million tons billets. New production records for flat hot rolled steel were achieved in the quarter from improved utilization rates at the North America operation.

    Initial Public Offering

    On January 31, 2006, Ternium announced that its initial public offering (IPO) of 24,844,720 American Depositary Shares (ADSs) was priced at US$20 per ADS. On February 23, 2006, the underwriters of the IPO exercised their over-allotment option for an additional 2,298,136 ADSs. Including the over-allotment option, Ternium sold 27,142,856 ADSs to the public, generating US$527.9 million in total net proceeds to the Company that were mainly used to repay debt. Each ADS represents 10 shares of Ternium common stock.
    Pursuant to the terms of the Subordinated Convertible Loan Agreements entered into by some Ternium shareholders, on the date on which our ADSs were delivered to the underwriters of the IPO the Subordinated Convertible Loans were converted into shares of the Company at a price per share equal to the price per share paid by the investors in the IPO.
    After considering these transactions, the total number of shares of Ternium's common stock outstanding is 2,004,743,442.

    Analysis of 2005 Fourth Quarter Results

    Fourth quarter figures consolidate, from the beginning of the period, the results of Hylsamex, Siderar and Sidor together with all other consolidating subsidiaries.
    Net income for the period was US$168.7 million. Net income attributable to equity holders of the company amounted to US$137.5 million.
    Net sales for the fourth quarter of 2005 were US$1.5 billion on shipments of 2.1 million tons. The average price was US$647 per ton shipped (includes only flat and long products). Average steel prices were stable. Ternium significantly reduced sales of Sidor's slabs to third parties, instead transferring the semi-finished product to Hylsamex for further processing and sale in the North America region. -0-
*T
                                             4Q 2005
                              Shipments    Revenue / ton   Net Sales
                              (000 tons)     (US$/ton)   (US$ million)

  South & Central America           896.2           676         606.1
  North America                     594.0           718         426.4
  Europe                             59.8           687          41.1
  Other                              17.1           459           7.8
                            -------------- ------------- -------------
Total flat products               1,567.0           690       1,081.4

  South & Central America           216.8           508         110.1
  North America                     282.7           522         147.7
  Europe                              4.9           436           2.2
                            -------------- ------------- -------------
Total long products                 504.5           515         259.9

                            -------------- ------------- -------------
Total flat and long products      2,071.5           647       1,341.3

Other products(1)                    74.8                       126.6
                            --------------               -------------

Total                             2,146.3                     1,467.8

(1) Includes steel pipes and tubular products, pig iron and pellets.
*T
    Flat steel sales amounted to US$1.1 billion on shipments of 1.6 million tons. The average price was US$690 per ton shipped. Prices were relatively stable. The overall value added flat product mix improved from the inclusion of Hylsamex's products for the entire quarter. The sales of flat products processed in Hylsamex from the slabs produced in Sidor are not fully reflected, as some of the volume sold by Sidor to Hylsamex had yet to be received and processed.
    Long Steel sales reached US$259.9 million on shipments of 504.5 thousand tons. The average price was US$515 per ton shipped. Volumes and prices were relatively stable.
    Sales of flat and long products in the North America region were US$574.1 million on shipments of 876.6 thousand tons. The average price was US$655 per ton shipped. Volume sold was slightly diminished, as Hylsamex did not complete processing slabs from Sidor that previously were sold to third parties in the North America region.
    Sales of flat and long products in the South & Central America region were US$716.1 million on shipments of 1.1 million tons. Steel demand and prices were stable.
    Cost of sales totaled US$909.2 million for the period, or 62% of net sales. Iron ore cost in the Central & South America operations rose during the quarter following the increase in international reference prices, although the effective increase was less since the increase for Sidor was negotiated in November and did not affect 2005. The North America operation was not affected by the increase in reference iron ore prices as all of its iron ore needs are fulfilled by its proprietary mines.
    Natural gas and electricity prices for the Central & South America operations remained relatively stable, while the North America operation showed increases in both gas and electricity costs. Hedging strategies and a temporary government relief program in Mexico limited the increase in the natural gas cost for Ternium. The program ended at the end of January 2006 coinciding with lower natural gas spot prices.
    Labor costs across all operations were relatively stable in dollar terms. Nominal wage increases in Argentina were cushioned by a slight depreciation of the local currency against the US dollar.
    Selling, general and administrative expenses in the quarter were US$172.8 million, or 12% of net sales. The SG&A figure includes a non-recurring charge of US$7.7 million resulting from the reorganization of Hylsamex.
    Other operating expenses totaled US$18.8 million in the quarter, of which US$11.8 million is related to the closure of certain facilities in Hylsamex.
    Operating profit was US$367.0 million, or 25% of net sales. EBITDA(b) was US$489.7 million, or 33% of net sales.
    Net Financial expenses were US$130.7 million. Interest expense in the quarter was US$40.5 million while excess cash payments related to the participation accounts to minority shareholders were US$91.9 million.
    Net financial expenses reflect the effect of Sidor's excess cash distribution related to the participation accounts established as a result of its 2003 debt restructuring. According to this mechanism, Sidor's excess cash is distributed quarterly to its creditors and shareholders. Any excess cash payments received by Ternium are eliminated in the consolidating process, while any excess cash payments made by Sidor to its minority shareholders are recorded as a financial loss.
    Income tax expense for the quarter was US$67.8 million, including a current tax loss of US$52.6 million, and a deferred tax loss of US$15.2 million. Income tax provisions represented approximately 29% of income before income tax and minority interest.

    (b) EBITDA equals operating income of US$367.0 million plus depreciation and amortization of US$110.9 million and other non cash items of US$11.8 million (closure of certain facilities in Hylsamex).

    Income attributable to minority interest was US$31.1 million, corresponding mainly to minority shareholders in Siderar.

    Cash Flow and Liquidity

    Net cash provided by operations during the period was US$343.6 million. Net cash used in investing activities was US$121.7 million, mainly related to capital expenditures. Net cash used in financing activities was US$6.0 million. Cash at the end of the year was US$765.6 million (includes US$10.7 million of restricted cash).

    Yearly Financial Statements

    The combined consolidated financial statements of Ternium (Ternium's financial statements) for the year ended December 31, 2004 contained in this press release combine and consolidate the results and other financial data of each of Siderar, Ylopa and Techintrade, and recognize the investment in Amazonia (Sidor's controlling company) under the equity method, on the basis that such companies were under the common control of San Faustin as of and for the relevant dates and periods. The effect of this presentation is to show the combined historical results, financial condition and other data of the various companies under the common control of San Faustin as though these companies had been our subsidiaries at the dates and during the periods presented.
    Ternium's financial statements for the quarter and year ended December 31, 2005 combine and consolidate, in addition to the consolidated results and other financial data of each of Siderar, Ylopa and Techintrade, the results and other financial data of Amazonia, which came under the control of San Faustin in February 2005, and the results and other financial data of Hylsamex, which came under the control of Ternium in August 2005.
    Ternium's financial statements for the year ended December 31, 2005 recognize the investment in Amazonia under the equity method from January 1, 2005 to February 15, 2005. Since then, the results and other financial data of Amazonia have been consolidated. Hylsamex results and other financial data have been consolidated into Ternium's financial statements since August 22, 2005.
    As a result of the consolidation of Amazonia's and Hylsamex's results and other financial data, Ternium's results and other financial data for the year 2005 are likely to vary significantly from the results and other financial data for the year 2004. Further information on the mentioned transactions may be obtained from Ternium's Form F-1/A accessible in www.sec.gov or through www.ternium.com / investor center.

    Analysis of Year 2005 Results

    Net income for the year was US$1.1 billion. Net Income attributable to equity holders of the company was US$704.4 million.
    Net sales for the fiscal year 2005 were US$4.4 billion on shipments of 6.6 million tons. The average price was US$646 per ton shipped (includes only flat and long products). The sales volume achieved in 2005 reflects solid demand for steel in Ternium's core markets. As a result of the increase in world steel production capacity and the deceleration of steel consumption in Europe and the US during 2005, international steel prices decreased from the very high levels seen in both the second half of 2004 and the first quarter of 2005. Consequent production cuts by leading steel producers in these markets stabilized prices toward the end of the third quarter of 2005 and into 2006.
-0-
*T
                                               2005
                              Shipments   Revenue / ton    Net Sales
                              (000 tons)    (US$/ton)    (US$ million)

  South & Central America        3,461.6            689       2,383.5
  North America                  1,299.8            662         859.9
  Europe                           407.8            657         267.9
  Other                            106.6            554          59.1
                             ------------ -------------- -------------
Total flat products              5,275.9            677       3,570.4

  South & Central America          709.4            522         370.6
  North America                    503.3            502         252.6
  Europe                             4.9            436           2.2
                             ------------ -------------- -------------
Total long products              1,217.7            514         625.4

                             ------------ -------------- -------------
Total flat and long products     6,493.5            646       4,195.8

Other products(1)                  130.2                        251.9
                             ------------                -------------

Total                            6,623.8                      4,447.7

(1) Includes steel pipes and tubular products, pig iron and pellets.
*T
    Flat steel sales amounted to US$3.6 billion on shipments of 5.3 million tons. The average price was US$677 per ton shipped. The volumes for flat steel achieved in 2005 are consistent with the strong performances of the main economies where Ternium does business. The pricing environment continued to be robust, particularly in the first half of 2005, reflecting healthy demand in emerging economies. In addition, Ternium benefited from a higher value product mix from the incorporation of Hylsamex in August 2005, although recent results only partially reflect the total mix and value improvement Ternium expects to achieve from the value added products produced by Hylsamex and sold to the North America region.
    Long Steel sales reached US$625.4 million on shipments of 1.2 million tons. The average price was US$514 per ton shipped. Long steel volume was particularly strong and benefited from significant growth in the South & Central America region. Long steel prices softened during the year.
    Sales of flat and long products in the North America region were US$1.1 billion on shipments of 1.8 million tons, increasing considerably compared to 2004 due to the inclusion of Hylsamex from August 22, 2005.
    Sales of flat and long products in the Central & South America region were US$2.8 billion on shipments of 4.2 million tons. Steel demand continued to improve as a result of the strong economic performance of the region. Better pricing was realized in 2005 both in flat and long steel.
    Cost of sales totaled US$2.5 billion in 2005, or 56% of net sales. Iron ore cost in the Central & South America operations rose in 2005 following the increase in international reference prices, although the effective increase was less since the increase for Sidor was negotiated in November and did not affect 2005. Further, the acquisition of Hylsamex and its proprietary mines in the third quarter of 2005 provided Ternium a partial hedge against fluctuations in iron ore prices.
    Natural gas and electricity prices for the Central & South America operations remained relatively stable. However, during the second half of 2005 the North America region experienced significantly increased natural gas prices which affected both gas and electricity rates. Hedging strategies and a temporary government relief program in Mexico limited the increase in natural gas costs for Ternium.
    Labor costs across the different regions were relatively stable in dollar terms. Nominal wage increases in the Central & South America region were cushioned by a slight depreciation of the local currencies against the US dollar.
    Selling, general and administrative expenses in the year were US$521.2 million, or 12% of net sales. Freight and personnel represented a significant portion of SG&A. During the year maritime freight rates decreased from the peak levels seen at the end of 2004. In addition, the SG&A figure includes a one-time charge of US$22.5 million from the reorganization of Hylsamex. The total non-recurring charge related to Hylsamex's reorganization amounted to US$31.2 million, with the difference recorded in Cost of Sales.
    Other operating expenses were US$63.5 million in the year, of which US$54.3 million relates to a one-time charge for the closure of some of Hylsamex's facilities, mainly the Ingot Casting Mill.
    Operating income was US$1.4 billion, or 31% of net sales. EBITDA(c) was US$1.8 billion, or 40% of net sales.
    Net Financial expenses were US$310.7 million. Interest expense in 2005 was US$81.6 million, while net losses from excess cash payments related to the participation accounts were US$221.2 million.
    Net financial expenses primarily reflect the effect of Sidor's excess cash distribution related to the participation accounts established as a result of its 2003 debt restructuring. According to this mechanism, Sidor's excess cash is distributed quarterly to its creditors and shareholders.

    (c) EBITDA equals operating income of US$1.4 billion plus depreciation and amortization of US$316.4 million and other non cash items of US$54.3 million (closure of certain facilities in Hylsamex).

    Until Ternium started consolidating Sidor in February 15, 2005, Ternium accounted for its investment in Sidor under the equity method of accounting. Any excess cash payments received by Ternium in any given period were recorded as a financial gain. Ternium recorded a financial gain from excess cash payments related to the participation accounts of US$44.1 million during 2005 until February 15.
    After February 15, 2005, any excess cash payments received by Ternium were eliminated in the consolidating process, while any excess cash payments made by Sidor to its minority shareholders were recorded as a financial loss. Since then, and until the end of the fiscal year, excess cash payments to minority shareholders were US$265.2 million.
    Excess of Fair Value of Net Assets Acquired Over Cost was US$188.4 million. This non-recurring gain is related to the conversion of Amazonia's convertible debt instruments into Amazonia's shares in February 2005. At the time of conversion, the shares had a fair value that exceeded the value of the convertible debt due to the improvement of Sidor's business conditions. Amazonia is the direct controlling shareholder of Sidor.
    Equity in earnings of associated companies was a gain of US$21.5 million in 2005. These results are mainly related to Ternium's investment in Amazonia which was accounted for under the equity method until February 15, 2005.
    Income tax expense of the year was US$218.5 million, including a current tax loss of US$243.5 million and a deferred tax income of US$25.0 million.
    Income attributable to minority interest was US$368.4 million, corresponding mainly to minority shareholders in Amazonia, Siderar and Sidor.

    Cash Flow and Liquidity

    Net cash provided by operations during 2005 was US$1.3 billion. Net cash used in investing activities was US$2.4 billion, which included US$2.2 billion applied to the acquisition of Hylsamex and US$244.9 million for capital expenditures, partially offset by changes in trust funds of US$83.6 million.
    Net cash provided by financing activities was US$1.2 billion. Net borrowings were US$1.5 billion, while dividends paid in cash and other distributions to Company's shareholders were US$238.7 million and dividends paid in cash and other distributions to the minority shareholders were US$130.6 million.
    Cash at the end of the year was US$765.6 million (includes US$10.7 million of restricted cash).

    About Ternium

    Ternium is one of the largest steel producers in the Americas, offering a wide range of flat and long steel products. Ternium has operating locations in Mexico, Argentina and Venezuela that provide it with a strong position from which to serve its core markets. In addition, Ternium reaches the global markets through its broad distribution network.

    Forward-Looking Statements

    Some of the statements contained in this press release are "forward-looking statements." Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements. These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.


                Combined consolidated income statement

             US$ million                4Q 2005     2005       2004

  Net sales                             1,467.8    4,447.7    1,598.9

  Cost of sales                          (909.2)  (2,470.8)    (965.0)
                                      ---------- ---------- ----------
Gross profit                              558.6    1,976.8      633.9

  Selling, general and administrative
   expenses                              (172.8)    (521.2)    (119.0)

  Other operating expense, net            (18.8)     (63.5)      (0.8)
                                      ---------- ---------- ----------
Operating income                          367.0    1,392.2      514.2

  Financial income (expense), net        (130.7)    (310.7)     202.3

  Excess of fair value of net assets
   acquired over cost                         -      188.4          -
  Equity in earnings of associated
   companies                                0.2       21.5      209.2
                                      ---------- ---------- ----------
Income before income tax expense          236.5    1,291.3      925.7

  Income tax expense                      (67.8)    (218.5)    (177.5)

Net income for the year / period          168.7    1,072.8      748.2

Attributable to:
  Equity holders of the Company           137.5      704.4      457.3
  Minority interest                        31.1      368.4      290.8
                                      ---------- ---------- ----------
                                          168.7    1,072.8      748.2


                  Combined consolidated balance sheet

                US$ million                  December 31, December 31,
                                                 2005         2004

  Other assets                                       1.0            -
  Property, plant and equipment, net & other
   assets                                        5,463.9      1,244.7
  Intangible assets, net                           552.9         10.0
  Investment in associated companies, net            9.1        309.3
  Other investments, net                            12.6        148.6
  Deferred tax assets                               29.1            -
  Trade & other receivables, net                    47.9         15.8
                                             ------------ ------------
Total non-current assets                         6,116.4      1,728.4

  Other assets                                       3.2            -
  Other receivables                                291.3        208.7
  Derivatives & financial instruments                5.4            -
  Inventories, net                               1,000.1        254.3
  Trade receivables, net                           472.8        171.6
  Other investments                                  5.2         88.8
  Cash and cash equivalents                        765.6        194.9
                                             ------------ ------------
Total current assets                             2,543.6        918.2

Total assets                                     8,660.0      2,646.6

Shareholders' equity                             1,842.5      1,026.7
Minority interest in subsidiaries                1,733.5        745.1

Minority interest & shareholders' equity         3,576.0      1,771.9

  Provisions                                        53.5         11.9
  Deferred tax liabilities                       1,048.2        337.5
  Other liabilities                                187.9          9.1
  Trade payables                                     1.2            -
  Borrowings                                     2,399.9          1.0
                                             ------------ ------------
Total non-current liabilities                    3,690.6        359.5

  Provisions                                         0.7          1.0
  Current tax liabilities                          127.0        158.1
  Other liabilities                                194.1         33.3
  Trade payables                                   555.3        194.9
  Derivative financial instruments                     -          6.0
  Borrowings                                       516.4        122.0
                                             ------------ ------------
Total current liabilities                        1,393.4        515.3

                                             ------------ ------------
Total liabilities                                5,084.1        874.8

Liabilities, minority interest &
 shareholders' equity                            8,660.0      2,646.6


               Combined consolidated cash flow statement

             US$ million                 4Q 2005     2005       2004

  Net income                              168.7    1,072.8      748.2
  Adjustments for:
      Depreciation and amortization       113.9      316.4       99.2
      Income tax accruals less
       payments                           (18.9)     (44.0)     120.2
      Excess of fair value of net
       assets acquired over cost              -     (188.4)         -
      Equity in earnings of
       associated companies                (0.2)     (21.5)    (209.2)
      Derecognition of property,
       plant & equipment                   11.8       54.3          -
      Interest accruals less payments      10.2       21.4        9.1
  Changes in provisions                    22.5       19.0       (0.8)
  Changes in working capital               36.4       54.4     (204.7)
  Currency translation adjustment and
   others                                  (0.8)     (22.0)     (44.4)
                                      ---------- ---------- ----------

Net cash provided by operating
 activities                               343.6    1,262.5      517.6

  Capital expenditures                   (120.2)    (244.9)     (92.6)
  Change in trust funds                    (5.2)      83.6          -
  Acquisition of business - Hylsamex       (9.8)  (2,196.7)         -
  Proceeds from sale of property,
   plant & equipment                        3.7        6.1        0.9
                                      ---------- ---------- ----------

Net cash used in investing activities    (131.5)  (2,352.0)     (91.7)

  Dividends paid in cash and other
   distributions to company's
   shareholders                               -     (238.7)     (80.9)
  Dividends paid in cash and other
   distributions to minority
   shareholders                            (4.6)    (130.6)     (70.3)

  Contributions                               -       54.8          -
  Proceeds from borrowings                 84.3    2,135.4       52.3
  Repayment of borrowings                 (63.8)    (657.6)    (261.0)
                                      ---------- ---------- ----------

Net cash used in financing activities      15.9    1,163.4     (359.9)

Increase (decrease) in cash and cash
 equivalents                              228.0       73.8       66.0


                                               Shipments
           Thousand tons              4Q 2005     2005       2004

  South & Central America               896.2    3,461.6    1,718.0
  North America                         594.0    1,299.8      147.0
  Europe                                 59.8      407.8      270.0
  Other                                  17.1      106.6       41.0
                                    ---------- ---------- ----------
Total flat products                   1,567.0    5,275.9    2,176.0

  South & Central America               216.8      709.4        0.0
  North America                         282.7      503.3        0.0
  Europe                                  4.9        4.9        0.0
                                    ---------- ---------- ----------
Total long products                     504.5    1,217.7        0.0

                                    ---------- ---------- ----------
Total flat and long products          2,071.5    6,493.5    2,176.0

Other products(1)                        74.8      130.2      572.0
                                    ---------- ---------- ----------

Total shipments                       2,146.3    6,623.8    2,748.0

(1) Includes steel pipes and tubular products, pig iron and pellets

                                             Revenue / ton
              US$/ton                 4Q 2005     2005       2004

  South & Central America                 676        689        582
  North America                           718        662        641
  Europe                                  687        657        554
  Other                                   459        554        554
                                    ---------- ---------- ----------
Total flat products                       690        677        582

  South & Central America                 508        522        n/a
  North America                           522        502        n/a
  Europe                                  436        436        n/a
                                    ---------- ---------- ----------
Total long products                       515        514        n/a

                                    ---------- ---------- ----------
Total flat and long products              647        646        582


                                               Net Sales
            US$ million               4Q 2005     2005       2004

South & Central America                 606.1    2,383.5      999.6
North America                           426.4      859.9       94.3
Europe                                   41.1      267.9      149.7
Other                                     7.8       59.1       22.7
                                    ---------- ---------- ----------
Total flat products                   1,081.4    3,570.4    1,266.2

South & Central America                 110.1      370.6        0.0
North America                           147.7      252.6        0.0
Europe                                    2.2        2.2        0.0
                                    ---------- ---------- ----------
Total long products                     259.9      625.4        0.0

                                    ---------- ---------- ----------
Total flat and long products          1,341.3    4,195.8    1,266.2

Other products(1)                       126.6      251.9      332.7
                                    ---------- ---------- ----------

Total net sales                       1,467.8    4,447.7    1,598.9

(1) Includes steel pipes and tubular products, pig iron and pellets

    CONTACT: Ternium S.A.
             Investor Relations:
             Sebastian Marti, 212-376-6500 (USA)
             or
             (52) 81 8865 1240 (Mexico)
             or
             (54) 11 4018 2389 (Argentina)
             www.ternium.com